Exhibit 99.3

JOYY Inc.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: YY)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on December 27, 2021

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of JOYY Inc. (the “Board”), a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding common shares, par value US$0.00001 per share, of the Company (the “Common Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at Conference Room #3, 4/F, Sheraton Guangzhou Panyu, No. 46 Wanhui Yi Road, Panyu District, Guangzhou 511400, People’s Republic of China on December 27, 2021 at 2:00 p.m., Beijing time, and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of the AGM (the “AGM Notice”).

Holders of the Company’s common shares with a par value of US$0.00001 per share whose names are registered on the register of members of the Company at the close of business on November 18, 2021 (Beijing time) are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on November 18, 2021 (New York time) who wish to exercise their voting rights for the underlying Class A common shares must act through the depositary of the Company’s ADS program, Citibank N.A. In respect of the matters requiring shareholders’ vote at the AGM, each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. The quorum of the AGM is one or more shareholders that carry the right to vote at the AGM, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who together hold shares which carry in aggregate not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about November 24, 2021.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, with a copy delivered to the Company’s office at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Ms. Maggie Yan) at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

JOYY Inc.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: YY)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

To be held on December 27, 2021

(or any adjourned or postponed meeting thereof)

I/We __________________ of __________________________, being the registered holder(s) of ________________Class _____ Common Shares 1, par value US$0.00001 per share, of JOYY Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or _________________ of ______________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Conference Room #3, 4/F, Sheraton Guangzhou Panyu, No. 46 Wanhui Yi Road, Panyu District, Guangzhou 511400, People’s Republic of China on December 27, 2021 at 2:00 p.m., Beijing time, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR[3]	AGAINST [3]	ABSTAIN [3]
1.

IT WAS RESOLVED as a special resolution:

THAT the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association, substantially in the form attached to the Notice of Annual General Meeting as Exhibit A.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

Dated _______________, 2021                     Signature(s)4____________________

[1]	Please insert the number and class (i.e., Class A or Class B) of Common Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”. You may also insert the number of shares to be voted for or against or to abstain, in the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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